May 11, 2007


Mail-Stop 4561

Mr. John W. Combs
Chairman, President and Chief Executive Officer
ShoreTel, Inc.
960 Stewart Drive
Sunnyvale, CA 94085


Re:	ShoreTel, Inc.
	Amendment No. 1 to Form S-1
	Filed May 1, 2007
	File No. 333-140630

Dear Mr. Combs:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
The Offering, page 4
1. Please refer to prior comment 4. We understand that you will comply with this comment when you determine the ratio of the reverse stock split.

Basis of Presentation, page 34
2. We note your disclosure that prices given to a channel partner depend on the channel partner`s volume and customer satisfaction metrics, as well as your strategic considerations. Due to the variability in the pricing, please tell us the factors you considered in concluding that VSOE of fair values exist for the delivered and undelivered elements under paragraph 10 of SOP 97-2.

Internal Control Over Financial Reporting, page 45
3. Please disclose the two significant deficiencies in the design or operations of your internal control over financial reporting that resulted in a number of audit adjustments to your consolidated financial statements for the six months ended December 31, 2006.
4. Please tell us the factors you considered in concluding that you have not created any specified upgrades or enhancements as a result of the roadmap presentations for sales prior to December 31, 2006. Also, disclose the impact on your financial statements if you are required to provide your customers the specified upgrades and enhancements.

Stock-based Compensation, page 48
5. Please tell us your basis for assuming that each option class has the same estimated forfeiture rate.

Valuation of Common Stock, page 49

Please refer to prior comments 49 and 50.
6. We understand that you will be providing us with the preliminary initial public offering range of valuations discussed between you and your underwriters. Please tell us when the discussion occurred.
7. For your April 13, 2007 stock option grants, please tell us how the independent third-party valuation determined the fair value of $1.13 per common stock. Also, tell us your enterprise value as of April 13, 2007 and how it was determined.
8. Please tell us the nature of the "small weighting in the January
2006 retrospective valuation report assigned to the value of the preferred stock sold in the Company`s most recent private equity financing that occurred in October 2004." Tell us why you concluded that the weighting is relevant in light of the significant developments that have transpired since October 2004 which have impacted your enterprise value. Tell us the resultant deemed FMV of your common stock, absent the effect of the subject weighting.
9. Based on your response, it appears that you have obtained both contemporaneous and retrospective third-party valuations. Please disclose this fact and disclose the fair value as determined by the contemporaneous valuation. Also, disclose the reason why you chose not to obtain a contemporaneous valuation by an unrelated valuation specialist for all other valuations. Further, disclose the name of the independent third-party appraisers and include their consents in the filing.
10. Please discuss each significant factor that accounts for the variance between your most current stock valuation and the initial public offering price after it has been set.

Management
Executive Officers and Directors, page 66
11. Revise Mr. Overbeek`s biography on page 68 to indicate his employment or retired status after July 2004.

Note 1. Product Revenue. Page F-9
12. Please refer to prior comment 19. We note that "the perpetual license is a product element in the bundled arrangement." Please tell us your basis for determining the VSOE of the perpetual license apart from the PCS. Also, tell us how you determined the VSOE for the perpetual license.
13. Please refer to prior comment 34. Disclose the nature of the identifiable benefit you receive. Also, tell us how you determined the fair value of such benefit.

Note 1. Post-Contractual Support, page F-9
14. Please refer to prior comment 20. Since it appears that you have
VSOE of fair values for both delivered and undelivered elements in your bundled arrangements, the residual method is not appropriate under SOP 97-2 and 98-9. Please revise to use the relative fair value method.

Note 1. Stock-based Compensation, pages F-11 to F-12
15. Please refer to "Expected Term" on page F-12. Replace the term,
"safe harbor method," with "simplified method."
16. Please refer to prior comment 38. Please tell us your consideration of the correlation of the stock returns of the entities in your peer group from which you derive expected volatility.

Note 9. Stock Option Plan, pages F-23 to F-25
17. Please refer to prior comment 46.  Per your disclosure in Note
9,
you have several share-based arrangements, such as incentive stock options and non-qualified stock options which have terms that vary by employee class. The disclosures prescribed in paragraphs 64 and A240(b)(2) and (c) and (k) of SFAS 123R are required separately for each arrangement to the extent that the differences in the characteristics of the awards make separate disclosure important to an investor`s understanding of your use of share-based compensation.
We note your disclosure of your two classes of options on page 48.
Please revise.

Note 13. Subsequent Events, page F-27
18. Please disclose that 7.4 million of options were granted on April
13, 2007 at an exercise price of $1.13.

*			*			*			*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Kathryn Jacobson at (202) 551-3365 or Dean Suehiro at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Michael
Clampitt at (202) 551-3434 or me at (202) 551-3418 with any other questions.

							Sincerely,



							William Friar
							Senior Financial Analyst
							Financial Services Group


CC:	Jeffrey Vetter, Esq.
	Fenwick & West LLP
	Silicon Valley Center
	801 California Street
	Mountain View, CA 94041
	Phone (650) 988-8500
	Facsimile (650) 938-5200




Mr. John W. Combs
ShoreTel, Inc.
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